UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 2, 2008, Wavecom S.A. (the “Company” or “Wavecom”) and Sierra Wireless, Inc. issued the following joint press release and made the following presentation to investors and analysts.

Wavecom shareholders and employees are urged to read Wavecom’s Note en réponse when it is filed with the Autorité des Marchés (the “AMF”) and its Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as they will contain important information. The Note en réponse and the Solicitation/Recommendation Statement and other public filings made from time to time by the Company are available without charge from, respectively, the AMF’s website at www.amf-france.org or the SEC’s website at www.sec.gov, and at www.wavecom.com.

News Release

Sierra Wireless Agrees to Acquire Wavecom in Friendly Deal

Combination Will Create a Global Leader in Wireless Data

-	Sierra Wireless to make an all cash offer of €8.50 per ordinary share of Wavecom

-	Founders of Wavecom, representing 21% of Wavecom’s shares outstanding, have committed to tender all their shares to the offer

-	The combination of both firms uniquely positioned to benefit from the anticipated growth in wireless data for the mobile computing and M2M markets

-	Complementary products, geographic coverage and capabilities to drive growth and significant synergies

VANCOUVER, CANADA and PARIS, FRANCE – December 2, 2008 – Sierra Wireless, Inc., (NASDAQ: SWIR - TSX: SW) (“Sierra Wireless”), a leading provider for wireless modems for mobile computing, and Wavecom S.A. (Paris: AVM - NASDAQ: WVCM) (“Wavecom”), a leading provider of embedded wireless technology for M2M (machine-to-machine) communication, announced today that the companies have reached a Memorandum of Understanding (“MOU”) providing for a business combination that will bring together these two industry innovators to form a global leader in wireless data. Pursuant to and subject to the terms of the MOU, Sierra Wireless will make a cash offer of €8.50 per ordinary share of Wavecom, and €31.93 per OCEANE convertible bond (“OCEANEs”), amounting to an aggregate purchase price of approximately €218 million. The Board of Directors of Wavecom has unanimously determined that the proposed acquisition of Wavecom by Sierra Wireless is in the best interest of the Company, its employees, and, subject to consideration of a fairness opinion, its shareholders. In addition, the founders of Wavecom have committed to tender all of their shares to Sierra Wireless, representing approximately 21% of the outstanding shares, in support of the transaction. The Board of Directors has also decided to adjourn Wavecom’s meeting of shareholders which was to be held on December 8, 2008.

The offer represents a premium of 21% over the offer for Wavecom shares announced by Gemalto on October 6, 2008 and a 108% premium over the share price on October 3, 2008, the last trading day prior to Gemalto’s announcement of its offer. For the OCEANEs, the price represents a premium of 2% to their redemption value.

Together, Sierra Wireless and Wavecom will be a market leader in wireless data, and will be uniquely positioned to benefit from the anticipated growth in wireless data for the mobile computing and M2M markets – which are expected to grow to over 200 million units by 2012. The combined company is expected to benefit from significant competitive advantages in the marketplace:

-	Industry’s most comprehensive wireless data product portfolio including PC adapters, 2G, 3G and multi-mode embedded modules, M2M terminals, software and solutions

-	Long-term relationships with mobile network operators and market-leading OEM (original equipment manufacturer) customers in key markets around the world

-	Clear leadership in advanced wireless data technology and innovation, with unparalleled research and development capabilities

“The agreement reached today between Sierra Wireless and Wavecom is a key strategic milestone for both companies. In joining forces, we are creating a global leader in wireless data,” said Jason Cohenour, President and CEO of Sierra Wireless. “The acquisition of Wavecom will be the foundation of our plans to substantially expand our position in the global M2M market. Furthermore, Wavecom will significantly increase our scale and capabilities in Europe and Asia – both of which are important geographical expansion opportunities for the company. Wavecom is aligned with our growth and diversification strategy and adds many complementary capabilities. We believe this acquisition will deliver long-term strategic advantage and profitable growth.”

“Sierra Wireless and Wavecom are a natural match. The two companies share similar histories and a common culture of innovation and technology leadership in wireless data. Joining with Sierra Wireless is a unique opportunity for Wavecom, its customers and employees. Together, the companies are well positioned to provide the most competitive solutions in the market and to become a global leader in wireless data,” said Ronald Black, CEO, Wavecom.

Wavecom will operate as a Sierra Wireless business unit based in Paris, and the two companies will leverage synergies in product development, sales channels and complementary resources to accelerate profitable growth and product leadership in M2M embedded modules, M2M terminals, and M2M software, solutions and services. Furthermore, the addition of Wavecom’s significant presence and capabilities in Europe will provide strong support to Sierra Wireless’ mobile computing business in the region. Additional information regarding product, go-to-market and other integration details will be provided after the transaction is complete. Sierra Wireless expects the transaction to close in the first quarter of 2009.

Transaction Details

The transaction is expected to be implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depositary Shares representing Wavecom’s ordinary shares, and all OCEANEs issued by Wavecom. The U.S. offer is anticipated to be open to all US holders of shares and U.S. holders of OCEANEs as well as holders of ADSs, wherever the holder is located. The French offer is anticipated to be open to all other holders of shares and OCEANEs. The offer price will be €8.50 per ordinary share, the U.S. dollar equivalent of €8.50 per ADS (converted as into U.S. dollars as of the date of the settlement of the tender offers), and €31.93 per OCEANE plus accrued but unpaid interest on the OCEANE, in each case in cash. A French offer document has been submitted with further details of the French offer to the Autorité des marchés financiers (“AMF”) and will be opened for acceptances once the AMF has granted its clearance in accordance with French law. The offers will be subject to the condition that at least 50% plus one of all voting rights of Wavecom securities be tendered.

Concurrently with the filing of the offer, Sierra Wireless and Wavecom have entered into a MOU, pursuant to which Wavecom has agreed to support the transaction and has also agreed to non-solicitation and right to match provisions. The MOU also provides for payment to Sierra Wireless of a break fee of €3.27 million in certain circumstances.

Sierra Wireless will use cash available on its balance sheet and available credit facilities to fund the purchase of the ordinary shares and the OCEANEs of Wavecom. In that context, Sierra Wireless has drawn a Letter of Credit in the amount of €218 million secured by cash and an €80.5 million secured term facility underwritten by CIBC World Markets Inc. and TD Securities Inc. The term facility is to facilitate the purchase of the OCEANEs until Wavecom redeems them from its existing cash balance upon the successful completion of the transaction. If the transaction does not close, both the Letter of Credit and the secured term facility will be cancelled.

Upon closing, Sierra Wireless expects to be sufficiently capitalized and have ample liquidity from its estimated pro forma cash balance. In addition, Sierra Wireless will have access to committed credit facilities, if needed. As of September 30, 2008, Sierra Wireless had $227 million of cash and cash equivalents, short-term and long-term investments on its balance sheet, and Wavecom had €126 million of cash and cash equivalents and marketable securities on its balance sheet.

CIBC World Markets Inc., Lazard, and TD Securities are acting as financial advisors to Sierra Wireless. Linklaters LLP is acting as French and United States counsel to Sierra Wireless, and Blake, Cassels & Graydon LLP is acting as Canadian counsel.

Merrill Lynch is acting as sole financial advisor to Wavecom. Jones Day is acting as French and United States counsel to Wavecom.

Investors and Analysts Call

Sierra Wireless has also scheduled Investors and Analysts conference calls in English:

-	For Europe, on Tuesday, December 2 at 10:30 AM Paris time, 09:30 London time. Attendees may participate by:

Dial-in:

France: +33-1-7099-3430 or 0800-945-104 (toll free)

United Kingdom: +44-20-7190-1596 or 0800-358-5260 (toll free)

Conference ID: 3949592

Webcast:

To access the live webcast of the call and presentation, please go to this link Sierra Wireless Webcast. Replays of the webcast will be made available.

Microsoft Windows Media Player software is required. To download the software, go to:

www.microsoft.com/windows/windowsmedia/download.

-	For North America, on Tuesday, December 2 at 8:00 AM EST, 2:00 PM Paris time. Attendees may participate by:

Dial-in:

1(416) 644-3419 or 1-800-731-5319

Conference ID: Not required

Webcast:

To access the live webcast of the call and presentation, please go to this link Sierra Wireless Webcast. Replays of the webcast will be made available.

Microsoft Windows Media Player software is required. To download the software, go to:

www.microsoft.com/windows/windowsmedia/download.

Media Briefing:

A media briefing will be held jointly by Sierra Wireless and Wavecom at Hotel Intercontinental Le Grand, 2, rue Scribe – Paris 9 on Tuesday, December 2nd at 12:00 AM Paris time.

Further Information:

As they become available, documents and other details related to the transaction will be provided for download from the Investor Relations section of the Sierra Wireless website - http://www.sierrawireless.com/corporate/investors.aspx and on the Wavecom website: http://www.wavecom.com/modules/movie/scenes/investors/

Contact Information

Sierra Wireless Media Contacts

Europe / France: Mathilde Bordron / Odile Bibollet Fleishman-Hillard +33 (0)1 47 42 92 76 / +33 (0)1 47 42 92 83 mathilde.bordron@fleishman.com / odile.bibollet@fleishman.com	North America: Hugh Scholey High Road Communications +1-416-644-2292 hscholey@highroad.com

Sierra Wireless Investor Relations +1-604-231-1181 investor@sierrawireless.com

Wavecom Media Contacts Andrew Dewar / Jérôme Biscay Tel: +33 (0) 153 96 83 83 wavecom@brunswickgroup.com

Wavecom Investor Relations Europe: Lisa Ann Sanders Director Financial Communications and Investor Relations Tel: +33 (0)1 46 29 41 81 lisaann.sanders@wavecom.com	North America: John D. Lovallo, President Lovallo Communications Group, LLC Tel: +1 203 431 0587 johnlovalloirpr@sbcglobal.net

About Sierra Wireless

Global Leader in wireless modems for mobile computing and M2M

Sierra Wireless (NASDAQ: SWIR – TSX: SW) modems and software connect people and systems to mobile broadband networks around the world. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration, and carrier certification. For more information about Sierra Wireless, visit www.sierrawireless.com.

About Wavecom

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. The Company provides a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). The Company also offers a wide range of professional and operated services. Wavecom solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian and French securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the fourth quarter of 2008, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the offers for the shares, ADS, and OCEANEs of Wavecom, statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in Sierra Wireless’ and Wavecom’s respective filings and reports, which may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, at the AMF’s website at amf-france.org, and in each of their other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Important additional information will be filed with the SEC and submitted to the approval of the AMF

The tender offers described here, which have not yet commenced, will be made for the ordinary shares, American depositary shares (the “ADSs”) and convertible bonds (the “OCEANEs”) of Wavecom. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom will be made only pursuant to the offer to purchase and related materials that Sierra Wireless filed with the French Autorité des marchés financiers (the “AMF”) as a note d’information, or the Tender Offer Statement on Schedule TO Sierra Wireless intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the note d’information, as well as the Schedule 14D-9 and note en réponse we expect Wavecom to file, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com).

wavecom

SIERRA WIRELESS

HEART OF THE WIRELESS MACHINE®

Sierra Wireless and Wavecom Creating a Global Leader in Wireless Data December 2, 2008

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this presentation that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian and French securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this presentation include all financial guidance for the fourth quarter of 2008, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-
looking statements appear in a number of different places in this presentation and can be identified by words such as “may”, “estimates”, “projects”,
“expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the offers for the shares, ADSs and OCEANEs of Wavecom, statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in Sierra Wireless’ and Wavecom’s respective filings and reports which may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, at the AMF’s website at amf-france.org, and in each of their other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions
in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this presentation are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Additional Information
The tender offers described here, which have not yet commenced, will be made for the ordinary shares, American depositary shares (the “ADSs”)
and convertible bonds (the “OCEANEs”) of Wavecom. This presentation is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom will be made only pursuant to the offer to purchase and related materials that Sierra Wireless filed with the French Autorité des marchés financiers (the
“AMF”) as a note d’information, or the Tender Offer Statement on Schedule TO Sierra Wireless intends to file with the U.S. Securities and
Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule
TO and the note d’information, as well as the Schedule 14D-9 and note en réponse we expect Wavecom to file, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra
Wireless’s website (www.sierrawireless.com).

4 Attendees Ronald Black CEO, Wavecom Dave McLennan CFO, Sierra Wireless Jason Cohenour CEO, Sierra Wireless Chantal Bourgeat CFO, Wavecom

An Attractive Friendly Offer
Sierra Wireless offering to acquire Wavecom
for €8.50 per share
• 108% premium to price of October 3rd
• 21% premium to Gemalto’s offer of October 6th
Wavecom is in full support of the transaction
• Company has signed a Memorandum of
Understanding and recommends the offer
• Founders have agreed to tender their shares in
support of the transaction
OCEANE bond holders are offered €31.93
per bond
• 2% premium over redemption value

Two Successful Wireless Innovators…
1993
1999
2000
Present
Founded in Vancouver, Canada
by two wireless entrepreneurs
Initial Public Offering on NASDAQ
and Toronto Stock Exchange
In 2000, reached revenue of
$54 million with 240 employees
Estimated revenue of
$574 million
(1)
with 532 employees
(3)
Founded in Paris, France
by wireless data pioneers
Initial Public Offering on NASDAQ
and Euronext
In 2000, reached revenue of
€66 million with 225 employees
Estimated revenue of
€138 million
(2)
with 509 employees
(3)
Notes:
(1)Current analyst consensus estimates for 2008   (2)  Broker estimate based on Fortis (22-10-08) and Natixis (23-10-08)  following Q3 announcement
(2)Wavecom  and Sierra Wireless employees as of September 30, 2008

…With Very Complementary Businesses
A global leader in wireless modems for
mobile computing and M2M
#1 market share in North America
• USB modems, PC cards
• M2M Gateways
• 3G embedded modules
Recognized technology leadership
• Advanced wireless standards
• Data performance and reliability
Key supplier to market leading mobile
network operations and OEMs globally
• Mobile computing, networking,
industrial automation, energy
A global leader in M2M embedded modules
and solutions
Most advanced and comprehensive product
offering in the industry
• M2M embedded modules and systems
• Application platforms and tools
Recognized innovation leadership
• Integrated devices – Wireless CPU
®
• Embedded intelligence – OpenAT, InSim
Strong position in key M2M verticals
• Automotive, security, energy, fleet mgmt
Strong relationships with global mobile
network operators

8 …To Create a Global Leader in Wireless Data A Natural Match to Join Forces…

CAGR: 36%
2007
2008
2009
2010
2011
2012
2013
Mobile Computing
M2M Embedded Modules
wavecom
SIERRA WIRELESS

Wireless Data is a Large and Growing Market
46
66
94
130
165
215
294
Global Cellular Wireless Data Market (millions of units)
• A market leader
• 2G/2.5G embedded modules
• Software solutions
• A market leader
• 3G embedded modules
• USB modems, PC cards
• M2M Gateways
Source:  ABI Research

Uniquely Positioned to Capture the Growth Opportunity
Most comprehensive product portfolio
in the industry
• PC adapters
• 2G, 3G and multi-mode modules
• M2M terminals, software and solutions
Significant presence
and market share in all regions globally
Strong relationships
with leading mobile network operators
Market leading OEM customers
in key segments
Clear leadership
in advanced wireless data technology and innovation
Unparalleled research and development
capabilities

Benefits For All Wavecom Stakeholders
Shareholders &
Bondholders
Customers
Employees
Friendly, supported deal
108% premium over October 3rd share price
All cash consideration
Global reach and support
Most advanced technology, products and services
Deep vertical application expertise
World class supply chain
Financial strength
Key position in high growth market
Truly global company
Career opportunities
Long term sustainability

Benefits For Sierra Wireless:  Aligned with Strategy
Establishes
global leadership position in wireless data – expands
aggressively into M2M embedded module & solutions market
Leverages
and builds on the company’s core capabilities
Diversifies
customer base and business lines
Expands
position in wireless data value chain
Strengthens
European and Asian presence & capabilities
Low integration risk
– cultural fit, friendly transaction, complementary

Combined Entity – Strong Platform for Shareholder Value
Strong financial position
•
Estimated combined revenue of nearly $750 million in 2008
•
Well capitalized
with no debt – ample liquidity based on estimated cash
Significant opportunity for synergies
•
Increased revenue growth
through complementary products, sales
channels, and geographical concentration
•
Combined product volume will help reduce product costs through increased scale and procurement savings

Details of the Transaction
Cash tender offer for all outstanding shares of Wavecom at €8.50 per share
• US dollar equivalent price to be offered for ADSs
• Total equity tender amount of €137M
OCEANE convertible bond tender offer at €31.93 per bond
• Total bond tender amount of €81M
Separate but concurrent French and U.S. tender offers
Minimum tender of 50% plus one voting right of outstanding voting rights
Customary merger control filings
Expect the transaction to close in the first quarter of 2009, subject to regulatory approvals

Financing
Total transaction value of €218 million
• Tender for all outstanding shares and OCEANEs
Sierra Wireless will use cash on its balance sheet and secure term facility to finance the acquisition
• €218 million Letter of Credit issued to guarantee offer
• Purchase of OCEANEs funded with term facility – acts as a bridge
• Share purchase funded with balance sheet cash
• Redemption of OCEANEs upon change of control will be used to repay the term facility
Upon closing, Sierra Wireless will be sufficiently capitalized to fund working capital and revenue growth
• Ample liquidity based on estimated pro-forma cash balance
• Access to committed line of credit, if needed

Support Agreements
Sierra Wireless and Wavecom have entered into a
Memorandum of Understanding (“MOU”)
• Wavecom fully supports the offer
• Board recommends that shareholders tender to Sierra Wireless’
offer, subject to independent appraiser opinion
• Joint cooperation on tender offer process and communication
• Non-solicitation, right to match and break-up fee
Founders agree to tender all of their shares to Sierra Wireless
• Represents 21% of shares outstanding

Most comprehensive product portfolio in the
industry
Significant presence and market share in all
regions globally
Strong relationships with leading mobile
network operators
Market leading OEM customers in key
segments
Clear leadership in advanced wireless data
technology and innovation
Unparalleled research and development
capabilities
Sierra Wireless and Wavecom – A Natural Match

18 Q&A